RiverNorth/DoubleLine Strategic Opportunity Fund, Inc.
325 North LaSalle Street, Suite 645
Chicago, Illinois 60654

October 15, 2019

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	RiverNorth/DoubleLine Strategic Opportunity Fund, Inc. (Registration Nos. 333-230320 and 811-23166)

Ladies and Gentlemen:

The undersigned, RiverNorth/DoubleLine Strategic Opportunity Fund, Inc., Registrant, pursuant to the provisions of Rule 461 of the General Rules and Conditions of the Securities and Exchange Commission under the Securities Act of 1933, as amended, hereby respectfully requests that the Commission grant acceleration of the effectiveness of Pre-Effective Amendment No. 2 to the Registrant's Registration Statement on Form N-2, filed on October 11, 2019, so that the same may become effective at 2:00 p.m., Eastern Time on October 17, 2019, or as soon thereafter as practicable.

Very truly yours,

RiverNorth/DoubleLine Strategic Opportunity Fund, Inc.

By:	/s/ Marcus L. Collins, Esq.
Marcus L. Collins. Esq.